RICHARD A. KRANTZ

                                                     Financial Centre
                                                     695 East Main Street
                                                     P.O. Box 10305
                                                     Stamford, CT 06904-2305
                                                     Main (203) 462-7500
                                                     Fax (203) 462-7599
                                                     rkrantz@rc.com
                                                     Direct (203) 462-7505

                                                     Also admitted in New York
                                                     and Massachusetts


May 11, 2005


Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


Re:    FUELCELL ENERGY, INC.
       AMENDMENT NO. 3 TO REGISTRATION STATEMENTS ON FORM S-1
       FILE NO. 333-122216
       FILE NO. 333-122241


Ladies and Gentlemen:

FuelCell Energy, Inc. (the "Company") has today filed Amendment No. 3 to the Registration Statement on Form S-1 (No. 333-122216) (the "Registration Statement").

In response to the comments raised in your letter of April 29, 2005, the Company has decided not to register shares of its common stock for sale in connection with its cash payment of dividends to holders of its 5% Series B Cumulative Convertible Perpetual Preferred Stock ("Series B preferred stock"). Accordingly, the Registration Statement has been revised to delete all references with respect to the registration of 1,500,000 shares of its common stock relating to the payments of dividends to holders of its Series B preferred stock. As revised, the Company is solely registering in the Registration Statement 300,000 shares of its common stock to be issued as partial payment of annual bonuses to certain of its employees as provided therein.

The Company has also filed today Amendment No. 3 to its Registration Statement on Form S-1(No. 333-122241), to update the information contained therein.

Please contact the undersigned if you have additional concerns or questions.

Very truly yours,

/s/ Richard A. Krantz
---------------------
Richard A. Krantz

RAK:mab